Mail Stop 6010

									October 27, 2005


Mr. Stephen Goss, President
Timberline Resources Corporation
36 West 16th Avenue
Spokane, Washington  99203


Re:  	Timberline Resources Corporation
Form 10-SB Registration Statement
	File No. 0-51549


Dear Mr. Goss:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1.  Description of Business

Our Objective - page 4

1. Please revise the first paragraph in this section to explain what the term "early to mid-stage mineral exploration prospects" means.

2. The last sentence of this paragraph states that geographic emphasis will be placed on the western United States, generally, and the mineral-rich states of Nevada and Idaho, particularly, "where the benefits of mining are recognized and encouraged." Please identify what these benefits are and how mining is "recognized and encouraged" in these states.

3. Your current discussion does not address environmental concerns, restrictions or costs involved in the mining process. Please balance your presentation with a discussion of these factors. Your discussion should include an explanation of how gold is mined, the environmental issues and costs, the narrowness of profit margins, and why miners would be interested in pursuing the small deposits you are describing. We note that the October 24, 2005 issue of the New York
Times contains an article called "Behind Gold`s Glitter: Torn Lands and Pointed Questions" that discusses a number of these factors in detail, including the fact that, under the best of circumstances, it is necessary for miners to dig up and haul away 30 tons of rock in order to produce a single ounce of gold. It also discusses the ecological effects of the mining process and the costs involved in remediation. Your revised disclosure should contain a full and balanced picture of the mining process so that potential investors can evaluate the likelihood that an investment in your company will result in an economic benefit to the investor.

4. Expand the disclosure to discuss Montana`s state-wide ban on cyanide mining. Disclose whether any other states have imposed, or are considering, similar bans, and how this would affect your company and business plan.

5. In the second paragraph, please explain what an "unpatented mining claim" is.

6. Please provide factual support for the claim that "management has abundant experience in staking and filing unpatented mining claims and in negotiating and preparing mineral lease agreements."

7. Please clarify whether you own the properties discussed in this document. If you do not, explain in reasonable detail what the nature of your interest in each property is. Also disclose who actually owns the properties.

8. Please refer to the last paragraph on page 4. It is unclear whether you "acquire" a property and then evaluate its geologic potential, or whether you first determine a property`s geologic potential and then seek to "acquire" it. Please revise your disclosure accordingly.

9. In the first paragraph on page 5 you state that properties deemed
to be of higher risk or those that would require very large exploration expenditures have been presented to larger companies for joint venture.  Please explain what you mean when you say that a
property "has been presented to" a larger company.   Discuss how
you
identify a "larger company" and what constitutes a "larger company" in this context. Also, discuss what happens if the larger company is not interested. We may have additional comments after reviewing your response.

10. You say that where drilling costs are "reasonable" and the likelihood of success seems "favorable" you will undertake your own drilling. Please explain how you determine whether costs are reasonable and the likelihood of success is favorable. Disclose and discuss the criteria you use in making these determinations.

The Gold Market - page 5

The Silver Market - page 6

The Copper Market - page 6

11. Each of these sections contains a great deal of statistical information and a number of claims regarding market share and prices.
Please provide us with copies of the documents from which you obtained the information you cite. Mark each document to show the location of the information you relied on. We may have additional comments after reviewing this information.

12. Explain what an Exchange Traded Fund is. Also explain what the terms "producer de-hedging" and "central bank dishoarding" mean.

13. In several places you refer to "some market analysts have forecast..." and "some market analysts believe..." various things will happen. Please identify the analysts you refer to and disclose whether you have any connections to these analysts. Provide us with the documents containing these forecasts and beliefs, marked to show the location of the information you are relying on.

Glossary of Certain Mining Terms - page 7

14. Industry Guide 7 specifies that if technical terms relating to geology, mining or related matters whose definition cannot readily be found in conventional dictionaries, as opposed to technical dictionaries, are used, an appropriate glossary should be included in this report. Currently, your glossary contains a large number of terms that do not appear anywhere in the body of the registration statement. Please limit the terms included in the glossary to those that actually appear in the body of the document. To the extent practicable, you should explain what each technical term means at the first place it appears in the document.

Risk Factors - page 19

Mineral operations are subject to applicable law and government regulation... - page 19

15. Please clarify whether you currently have any permits for conducting your exploration activities, and identify and describe the permits you will need to obtain for the exploration activities you have described in the body of this document.

16. You say that environmental hazards unknown to you, which have been caused by previous or existing owners or operators of the properties may exist on the properties in which you hold an interest.
Please discuss your potential liability for remediation of these hazards and the impact such remediation would have on your financial condition.

The mining industry is highly competitive and there is no
assurance
that we will continue to be successful in acquiring mineral
claims.
If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations. -
page
21

17. Please discuss the number of competitors you have and compare your resources and facilities to theirs. Identify your most significant competitors and describe how you intend to compete against them.

Third parties may challenge our rights to our resource properties or the agreements that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees. - page 21

18. Please provide a factual context for evaluating this risk. At the present time, the risk you describe applies to every company in your industry. The factual context you provide should tie the risk to your specific circumstances.

Conflicts of Interest- page 23

19. You say in the first sentence that "certain" of your officers and directors "may be" associated with other businesses that acquire interests in mineral properties. If any of your officers and directors currently have any conflicts of interest of any kind related to your business, identify the person and describe the conflict.

20. You have limited your discussion of conflicts of interest to interests in other companies that seek to acquire interests in mineral properties, and to matters that come up at a board meeting.
It does not appear to us that conflicts of interest would be limited to interests in such companies or instances. For example, we note that several of your directors own businesses, such as a management company and a drilling services company, that may have done business with you in the past or could conceivably do business with your company in the future. Please expand the discussion accordingly.

21. It is unclear whether the company has actually adopted a policy regarding conflicts of interest. If the company has one, disclose what it is. If not, explain why not.

22. The last sentence of the risk factor states that "In determining whether or not we will participate in any project or opportunity, the director will primarily consider the degree of risk to which we may be exposed and our financial position at that time." It is unclear how this sentence relates to conflicts of interest or the remainder of the information in the risk factor. Please revise it accordingly.

Item 2.  Managements`s Discussion and Analysis

23. Please expand the disclosure to include a table setting forth your financial commitments for the current and next three fiscal years. You should disclose, for each prospect, the nature and amount of the expenditures you anticipate making. In addition, the discussion should identify the source of funds you anticipate using to make the payments.

Item 3.  Description of Property - page 27

24. It is unclear why you believe that projects that have a prior exploration history are good prospects. If these projects have not been previously mined, it would appear that the previous explorers determined them not to be economically viable. If they were previously mined, it is not clear why you believe that there is anything economically valuable left to recover. Please expand your discussion to address these issues.

25. You indicate, under "Summary of Exploration Prospects," that you have acquired mineral prospects to explore in Montana. Please discuss Montana`s ban on cyanide mining and its likely impact on any discoveries you might make in Montana.

26. The disclosure in this section is currently written in
technical
language that will only be understood by individuals involved in your
industry.   Footnote 3 to the financial statements, however, is
written in language that is easier for a layman to understand. Please rewrite this section to make it easier for a layman to understand. Minimize the use of industry jargon. Where a scientific or geological term is necessary to describe the property, explain what it means at the first place the term appears.

27. Include a discussion of the material terms of the agreement covering each property discussed in this section.

28. In addition to the working plans currently included in the disclosure, please provide, for each prospect, a discussion of the exploration work you have done to date and the amount you spent on these activities.

29. Please refer to the last paragraph on page 27. Readers are not likely to know where the Montana Copper Sulfide Belt is, where the Coeur d`Alene Mining District is, or where the Hecla`s Lucky Friday
Mine is. Please consider including a map that shows the location of all the properties you discuss in Item 3.

30. In the second paragraph under "The Snowstorm Prospect," you say
that "Available data indicates that the Snowstorm Prospect has the potential to host a world-class stratabound silver-copper deposit, similar to those found in western Montana." Please expand the disclosure to identify the "available data" you are relying on, including the source. Expand the disclosure to explain what a "world-class stratabound silver-copper deposit" is and to explain what you mean when you say that the deposit is "similar to those
found in western Montana."   Disclose your basis for believing
that
this characterization of the deposit is reasonable. If you cannot do this, please consider eliminating the statement.

31. Please explain what an "earn-in" agreement is.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons. - page 44

32. Please refer to Item 401(a)(4) of Regulation S-B. Please revise the biographical information for each officer and director to more specifically describe each person`s business information during the last five years. To the extent applicable, this should include the identification of each person`s employer(s) and the positions held with each employer as well as the duration of the employment.

33. Please refer to your discussion of Mr. Swallow`s background. Please explain what the "junior equity markets" are and their significance to your company. Also, be more specific about what Mr.
Swallow`s knowledge of these markets consists of. Explain what you mean by the statement that he brings "wide-ranging experience from within the local mineral exploration industry."

34. In Mr. Goss`s bio, please explain what a "landman" does. Also explain what a "Right of Way Agent" does. Clarify whether Mr.
Goss
currently is employed by the State of Washington.

Conflicts of Interest - page 46

35. Please disclose the portion of their time that each executive officer devotes to the company`s affairs.

36. We note that each of the officers and directors appears to have a potential conflict between that person`s other activities and his position with the company, but these conflicts have not been identified and discussed. Please revise the disclosure in this section accordingly. We note, for example, Mr. Swallow`s employment with Sterling Mining Co. and your purchase of mineral interests from that entity and Mr. Klepfer`s position with Klepfer Mining Services.

37. Please disclose whether any officers or directors, or their affiliates, have or intend to provide in the future, any of the services described in the workplan for any of your prospects. If so, please file the agreements as exhibits to the registration statement and describe the material terms of the agreements here.

Item 7.  Certain Relationships and Related Transactions - page 48

38. Please provide the disclosure regarding related party transactions specified in Item 404 of Regulation S-B. In this regard, we have noted the loan agreement between Mr. Swallow and the company.

39. Please disclose and discuss Western Goldfield`s relationship to the company. Also disclose and discuss the relationship between D.
Miller, H., Adams, Sedi-Met and the company and explain why you issued the warrants to Cougar Valley, LLC.

40. Please quantify the disclosure regarding Mr. Ebisch and the State of Idaho Mineral Lease for the Spencer property.

41. Refer to the last paragraph in this section. Please include a table identifying each director of the company who received consulting fees and the amount received by each during 2004 and 2005.



Report of Independent Accounting Firm, page 59

42. The reference to "accounting principles" in the first sentence of the second paragraph is incorrect. Please have your auditors correct the report.

Note 2 - Summary of Significant Accounting Policies, page 64

Basic and Diluted Net Loss per Share, page 68

43. Please disclose the number of securities that are potentially dilutive in the future that were not included in the calculation of diluted EPS due to their antidilutive effect on the periods presented? Refer to paragraph 40 of SFAS 128.

Mineral Exploration and Development Costs, page 68

44. Please clarify whether "an appropriate supporting reserve study" determines the existence of a commercially mineable deposit.

Provision for Taxes, page 68

45. Please disclose the amount of operating loss carry-forwards by the year of expiration in accordance with paragraph 48 (a) of SFAS 109.

Note 3 - Mineral Property Interests, page 70

46. Since you appear to have recognized the sum of an up-front payment and a forgiven debt at the beginning of a 20-year lease term with Sterling Mining Company, please tell us why such up-front recognition of lease income is appropriate by referencing appropriate accounting literature.

Note 7 - Common Stock, page 74

Private Placement, page 74

47. Please tell us how you accounted for the temporary reduction of the warrant exercise price and reference accounting literature supporting your treatment.







*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Keira Ino at 202-824-5488 or James Atkinson at
202-942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-942-1864 or me at 202-942-1840 with any other questions.


      			Sincerely,



						Jeffrey Riedler
						Assistant Director



Cc:	Thomas E. Boccieri, Esq.
	561 Schaefer Ave.
	Oradell, New Jersey  07649-2517

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Mr. Stephen Goss
Timberline Resources Corporation
October 27, 2005
Page 10